Via Facsimile and U.S. Mail
Mail Stop 4720

March 2, 2010

Mr. Bradley Meier
President and Chief Executive Officer
Universal Insurance Holdings, Inc.
1110 West Commercial Blvd., Suite 100
Fort Lauderdale, FL 33309

Re: Universal Insurance Holdings, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed March 13, 2009
File No. 001-33251

Dear Mr. Meier:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief